Exhibit 99.1

TORM plc Long-Term Incentive Program

In accordance with TORM plc’s (“TORM”) Remuneration Policy adopted by the Annual General Meeting of TORM plc on 12 April 2018, the Board of Directors has as part of a long-term incentive program decided to grant certain employees (the “Participants”) Restricted Share Units (“RSUs”) in the form of restricted stock options. The RSUs aim at incentivizing the Participants to seek to improve the performance of TORM and thereby the TORM share price for the mutual benefit of themselves and the shareholders of TORM.
The Participants will be granted a total of 873,450 RSUs and, subject to vesting, each RSU entitles the holder to acquire one TORM A-share. The RSUs will vest over a three-year period, with one third of the grant amount vesting at each anniversary during the three-year period starting on 1 January 2020. The exercise price for each TORM A-share is DKK 49.7, corresponding to the average of 90 calendar days preceding the publication of TORM plc’s 2018 Annual Report plus a 15% premium. Vested RSUs may be exercised for a period of 360 days from each vesting date.
Holders of the RSUs will have no rights as a shareholder with respect to such RSUs until such time as the RSUs vest and are exercised and TORM A-shares are issued. The RSUs include certain adjustment and acceleration provisions, exercise conditions and other terms customary for restricted stock option programs of this nature.
The theoretical market value of the RSU allocation is calculated at USD 1.5m based on the Black-Scholes model. The key assumptions for the calculation of the market value are:
•	The strike price is adjusted for TORM dividends
•	The volatility of the TORM share is estimated at 40%
•	The risk-free interest rate based upon expiry of the RSUs is based on Danish government bonds with maturity corresponding to the maturity of the individual RSUs (between -0.6% and -0.5%)
•	A share price of DKK 49.5 per A-share at the time of allocation
•	The RSUs are on average exercised in the middle of the exercise window following each vesting date
The RSU allocation is expected to affect the P&L statement in the following manner:
In USDm (rounded)	2019	2020	2021	Total
Total	0.8	0.5	0.2	1.5

CONTACT Jacob Meldgaard, Executive Director, Christian Søgaard-Christensen, CFO, Morten Agdrup, IR,	tel.: +45 3917 9200 tel.: +45 3917 9200 tel.: +45 3917 9249	TORM plc Birchin Court, 20 Birchin Lane, London EC3V 9DU, United Kingdom Tel.: +44 203 713 4560 www.torm.com

ABOUT TORM
TORM is one of the world’s leading carriers of refined oil products. The Company operates a fleet of approximately 80 modern vessels with a strong commitment to safety, environmental responsibility and customer service. TORM was founded in 1889. The Company conducts business worldwide. TORM’s shares are listed on NASDAQ Copenhagen and NASDAQ New York (tickers: TRMD A and TRMD). For further information, please visit www.torm.com.

SAFE HARBOR STATEMENTS AS TO THE FUTURE
Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and statements other than statements of historical facts. The words “believe,” “anticipate,” “intend,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “pending” and similar expressions generally identify forward-looking statements.

Announcement no. 5 / 19 March 2018	TORM plc Long-Term Incentive Program	Page 1 of 2

The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies that are difficult or impossible to predict and are beyond our control, the Company cannot guarantee that it will achieve or accomplish these expectations, beliefs or projections.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of the world economy and currencies, changes in charter hire rates and vessel values, changes in demand for “ton miles” of oil carried by oil tankers, the effect of changes in OPEC’s petroleum production levels and worldwide oil consumption and storage, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled dry-docking, changes in TORM’s operating expenses, including bunker prices, dry-docking and insurance costs, changes in the regulation of shipping operations, including requirements for double hull tankers or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents, political events or acts by terrorists.

In light of these risks and uncertainties, you should not place undue reliance on forward-looking statements contained in this release because they are statements about events that are not certain to occur as described or at all. These forward-looking statements are not guarantees of our future performance, and actual results and future developments may vary materially from those projected in the forward-looking statements.

Except to the extent required by applicable law or regulation, the Company undertakes no obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this release or to reflect the occurrence of unanticipated events.

Announcement no. 5 / 19 March 2018	TORM plc Long-Term Incentive Program	Page 2 of 2